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SEC FILE NUMBER
8-66480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bayshore Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 N. Andrews Ave., Suite 330
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Turner	954-358-3800	mturner@ftgco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

790 N. Water St., Suite 2000	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Turner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayshore Partners, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA WHITE-ROBERTS
Notary Public - State of Florida
Commission # HH 748492
My Comm. Expires Jan 3, 2030
Bonded through National Notary Assn.

3/30/2026

Sandra White-Roberts
Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2025

(Confidential per Rule 17a-5(e)(3))

BAYSHORE PARTNERS, LLC

CONTENTS:



Report of Independent Registered Public Accounting Firm

To the Member and Directors of
Bayshore Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter - Concentration of Revenues

As discussed in Note 2 to the financial statements, revenue from Transaction Fees from the Company's largest customer accounted for 79% of the Company's revenue for the year ended December 31, 2025. Our opinion is not modified with respect to this matter.

Supplemental Information

The Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) and Schedule II - Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2022.

Milwaukee, Wisconsin
March 30, 2026

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS

Cash	$	264,465
Other Current Assets		11,804
TOTAL ASSETS	**$**	**276,269**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	37,443
Contract liabilities		50,000
TOTAL LIABILITIES		87,443

COMMITMENTS AND CONTINGENCIES (NOTE 6)

MEMBER'S EQUITY		188,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**276,269**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:	
Transaction Fees	$ 10,374,610
Retainer Fees	100,000
Interest Income	38,556
TOTAL REVENUES	10,513,166
EXPENSES:	
Payroll	54,576
Professional Fees	137,472
Regulatory	41,282
Other general and administrative expenses	126,935
TOTAL EXPENSES	360,265
NET INCOME	$ 10,152,901

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S EQUITY – JANUARY 1, 2025	$ 210,925
NET INCOME	10,152,901
CAPITAL DISTRIBUTIONS	(10,175,000)
MEMBER'S EQUITY – DECEMBER 31, 2025	$ 188,826

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 10,152,901
Adjustments to reconcile net income to net Cash provided by operating activities:	
Changes in operating assets and liabilities:	
Current Assets	638
Accounts payable and accrued expenses	(6,201)
Contract Liabilities	(50,000)
TOTAL ADJUSTMENTS	(55,563)
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,097,338
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Distributions	(10,175,000)
NET CASH USED IN FINANCING ACTIVITIES	(10,175,000)
NET DECREASE IN CASH	(77,662)
CASH - BEGINNING OF YEAR	342,127
CASH - END OF YEAR	$ 264,465

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule ("Rule 15c3-1") which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers highly liquid investments with maturities of three months or less from the date of acquisition to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation insured limit of $250,000. At times, such balances exceed these insured limits.

Interest Income

Interest income is recognized as earned and consists of interest earned on cash and cash equivalents.

Revenue Recognition

Revenue from transaction fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainer fees for M&A marketing services received from customers prior to satisfying their respective performance obligations are reflected as contract liabilities and are recognized at a point in time that performance under the arrangement is completed or the contract is canceled. Revenue from consulting and strategic advisory services is generally recognized over time.

Costs associated with fulfilling transaction fee services are deferred only to the extent they are explicitly reimbursable by the customer and the related revenue is recognized at a point in time. All other costs are expensed as incurred. Reimbursable expenses are recognized within their respective expense category in the Statement of Operations when the related revenue is recognized, or the arrangement is otherwise concluded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When such expenses are incurred, customer reimbursements for these expenses are included in transaction fees revenue in the Statement of Operations.

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the Company's major tax jurisdictions. The Company is generally no longer subject to examination by tax authorities for years prior to 2022, subject to applicable statues of limitations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with placement agent services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for credit losses ("ACL"). After all attempts to collect a receivable have failed, the receivable is written off against the ACL. There was no Accounts Receivable balance as of December 31, 2025.

Allowance for Credit Loses

The Company maintains an ACL to reflect management's estimates of potential credit losses. The ACL is based on an evaluation of credit risk factors including historical experience and current economic conditions. The ACL would be recorded as an offset to a reduction in the value of the accounts receivable on the Company's financial statements. The Company discloses information about the ACL and related credit risk factors in accordance with Accounting Standards Codifcation ("ASC"), specifically ASC 326-20.

Segment Reporting

As part of our financial reporting updates, we adopted in the prior year Accounting Standards Update ("ASU") 2023-07, "*Segment Reporting ("Topic 280"): Improvements to Reportable Segment Disclosures*", which enhances segment reporting disclosures under ASC 280. The update requires additional qualitative and quantitative disclosures regarding significant segment expenses and the measures used by the chief operating decision maker ("CODM") to assess performance. We have reviewed our reporting processes to ensure compliance and provide transparency into segment operations and profitability. These updates align with our commitment to provide accurate financial reporting and regulatory compliance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is engaged in a single line of business, which includes revenue generated from transaction fees, retainers, and strategic advisory services. The Company's operations constitute a single operating segment, as all revenues are derived from these activities. The Company has identified its Chief Executive Officer ("CEO"), as the Chief Operating Decision Maker. The CODM evaluates financial performance based on revenue from capital raise activities, primarily earned through transaction and retainer fees, and assesses performance by monitoring revenue growth, deal success rates, and profitability. Significant expenses, such as related party compensation, professional fees, and regulatory fees, are reviewed in relation to revenue, with a focus on maintaining cost efficiency.

In addition to revenue growth and profitability, the CODM uses net operating income and capital adequacy metrics, including excess net capital (see Note 3), to make operational decisions. The accounting policies used to measure the profit and loss of the segment are the same as those described throughout the summary of significant accounting policies.

Concentration of Credit Risk

Revenue from Transaction Fees from the Company's largest customer accounted for 79% of the Company's revenue for the year ended December 31, 2025.

3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $177,022 which was $171,192 in excess of its required net capital of $5,830 at December 31, 2025, the ratio of "Aggregate Indebtedness" to "Net Capital" was .49 to 1.

4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with Farlie Turner Gilbert & Co., a company under common ownership ("related party") effective February 1, 2018 and updated effective May 1, 2022. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2025, the Company paid $120,000 for reimbursement of payroll, professional fees and other general and administrative expenses and are included within their respective expense categories on the Statement of Operations. During the year, the Company did not receive any capital contributions from Bayshore Partners Holdings, LLC, (the "Parent"). However, there were distributions to Bayshore Partners Holdings, LLC in 2025 in the amount of $10,175,000.

5. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on the member's pro rata share of total capital.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Total revenue from contracts with customers for the year ended December 31, 2025 was $10,474,610 which was from Transaction Fees and Retainer Fees.

Revenue from Transaction Fees are recognized at a point in time when the performance obligation is complete or the contract is canceled. Revenue from a performance obligation satisfied at a point in time is recognized when the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects in exchange for its services ("transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experience, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

There was no revenue from contracts with customers for consulting and strategic advisory services for the year ended December 31, 2025 which would have been recognized over time. Revenue from a performance obligation to be satisfied over time is recognized when the Company determines that the customer receives and consumes the benefit of the services.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers depending on the services being provided. The Company records a fee receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligation is completed or when the performance obligation is otherwise concluded.

The Company's contract liabilities related to revenue from contracts with customers were $50,000 as of December 31, 2025.

Remaining Performance Obligations

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its transaction fee services. Revenue associated with remaining performance obligations relating to transaction fee services cannot be determined until the outcome of the transaction as the fees are contingent upon the completion of a specific performance obligation and/or the fees are considered variable.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2025.

Incremental Contract Costs

Incremental contract costs of obtaining a contract are expensed when incurred, provided the amortization period of the asset that would have been recognized in one year or less.

8. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 30, 2026, which is the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

SUPPLEMENTAL INFORMATION

BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND STATEMENT PURSUANT TO 17a-5(d)(2)(iii)
AS OF DECEMBER 31, 2025

December 31, 2025
Computation of Net Capital
Pursuant to Rule 15c3-1
Computation of Net Capital:

CREDITS		
Member's equity	$	188,826
Deductions: Non-allowable assets		(11,804)
NET CAPITAL		177,022
MINIMUM NET CAPITAL REQUIREMENT 6-2/3%		
OF AGGREGATE INDEBTEDNESS OF $87,443		
OR $5,000, WHICHEVER IS GREATER		5,830
EXCESS NET CAPITAL	$	**171,192**
NET CAPITAL LESS THE GREATER OF 10% OF		
AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM		
NET CAPITAL REQUIREMENTS.	$	**168,278**
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		37,443
Contract Liabilities		50,000
TOTAL AGGREGATE INDEBTEDNESS	$	**87,443**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.49 to 1

Statement pursuant to rule 17a-5(d)(2)(iii)
A reconciliation with the Company's computation of net capital as reported in the unaudited part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital they are in and the preceding computation.

BAYSHORE PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company will not claim exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of the SEC Release No. 34-70073. The Company has represented that it does not and will not:

i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers

ii) carry accounts of or for customers

iii) carry PAB accounts (as defined in Rule 15c3-3)



Report of Independent Registered Public Accounting Firm

To the Member and Directors of
Bayshore Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bayshore Partners, LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Baker Tilly US, LLP

Milwaukee, Wisconsin
March 30, 2026

BAYSHORE PARTNERS, LLC

Bayshore Partners, LLC's Exemption Report

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company:

    (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers

    (2) did not carry accounts of or for customers; and

    (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

<u>Managing Director</u>
Title

<u>Mar 30, 2026</u>
Date